Apollo Solar Energy, Inc.
No. 485 Tengfei Third
Shuangliu Southwest Airport Economic Development Zone
Shuangliu, Chengdu
People’s Republic of China 610207

July 30, 2010

Mark C. Shannon
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Apollo Solar Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
File No. 000-12122

Dear Mr. Shannon:

This letter is submitted on behalf of Apollo Solar Energy, Inc. (the “Company”) with respect to your letter to the Company, dated July 8, 2010 (the “Comment Letter”), which provides comments on behalf of staff of the Division of the Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-referenced filings.  The Comment Letter requests that the Company respond within 10 business days or tell the Staff when the Company will provide a response.  As communicated to the Staff by phone, the Company plans to provide a response by August 13, 2010.

Please do not hesitate to contact the undersigned if you have any questions.

Sincerely,

/s/ Wilson Liu
Wilson Liu
Chief Financial Officer
Apollo Solar Energy, Inc.

cc:           Mr. James Giugliano, Staff Accountant (SEC Division of Corporate Finance)
Ms. Kimberly L. Calder, Assistant Chief Accountant (SEC Division of Corporate Finance)
Mr. George Schuler, Mining Engineer (SEC Division of Corporate Finance)
Mr. Renyi Hou (Apollo Solar Energy, Inc.)
Mr. Matther D. Adler, Esq. (DLA Piper LLP (US))